legal & compliance, llc

laura aNTHONy, esquire

LAZARUS ROTHSTEIN, ESQUIRE

CHAD FRIEND, ESQUIRE, LLM

MARC S. WOOLF, ESQUIRE

OF COUNSEL:

JOHN CACOMANOLIS, ESQ.

CRAIG D. LINDER, ESQUIRE

PETER P. LINDLEY, JD, CPA, MBA

STUART REED, ESQUIRE

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

September 15, 2016

VIA ELECTRONIC EDGAR FILING

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	OncBioMune Pharmaceuticals, Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed August 26, 2016
File No. 333-208129

Dear Ms. Hayes:

We have electronically filed herewith on behalf of OncBioMune Pharmaceuticals, Inc. (the “Company”) Post-Effective Amendment No. 2 to the above-referenced registration statement on Form S-1 (“Amendment No. 2”). Amendment No. 2 is marked to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Jonathan F. Head, Ph.D. dated September 6, 2016. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Prospectus Summary, page 4

The Offering, page 7

Comment 1: We note your statement of page 7 indicating that the number of shares of common stock outstanding before this offering is 54,342,633 shares and your statement on page 55 that at August 25, 2016, you had 57,536,815 shares of common stock issued and outstanding. Please revise your filing to correct any inconsistency.

Response: The Company has revised its disclosure throughout Amendment No. 2, including on page 7, to indicate that there were 57,536,815 shares of the Company’s common stock outstanding as of September 13, 2016.

Directors and Executive Officers, page 48

Comment 2: We note Mr. Daniel S. Hoverman is listed on the signature page as a director, but is not included in your Directors and Executive Officers disclosure on page 48. Please revise your filing to correct this inconsistency.

Response: In Amendment No. 2, the Company has revised its disclosure to include the required disclosure regarding Mr. Hoverman in the “Directors and Executive Officers” section beginning on page 40.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Ms. Suzanne Hayes

Securities and Exchange Commission

September 15, 2016

Executive Compensation, page 50

2015 Summary Compensation Table for our Post-Exchange Named Executive Officers, page 50

Comment 3: Please include executive compensation information for the fiscal year ended December 31, 2015.

Response: In Amendment No. 2, the Company revised the table titled “2015 Summary Compensation Table for our Post-Exchange Named Executive Officers” on page 42 to include compensation information for the fiscal year ended December 31, 2015.

Signatures

Comment 4: Please include the signatures of your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Please see instruction 1 to the Signatures section of Form S-1.

Response: On the signature page to Amendment No. 2, conformed signatures for the Company’s principal executive officer, principal financial and accounting officer and each member of the Company’s board of directors have been included.

In addition to the changes noted above, the Company included updated disclosure on recent publicly disclosed events and revised some disclosure for clarity.

If the Staff has any comments regarding Amendment No. 2 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OncBioMune Pharmaceuticals, Inc.

By:	/s/ Jonathan F. Head, Ph.D.
Jonathan F. Head, Ph.D. Chief Executive Officer

cc:	Michael Gershon/U.S. Securities and Exchange Commission
Erin Jaskot/U.S. Securities and Exchange Commission

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832